EXHIBIT 21
SUBSIDIARIES

	Jurisdiction of	Other names under
Subsidiary Name	Incorporation	which entity does business
Cricket Communications, Inc.	Delaware	Cricket Wireless, Inc.
Cricket Licensee (Reauction), LLC	Delaware
Cricket Licensee I, LLC	Delaware
Cricket Licensee 2007, LLC	Delaware
Leap Wireless Mexico S.A. de C.V.	Mexico
Orrengrove Investments Limited	Cyprus